Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               (303) 431-1567 Fax


                                November 16, 2010




Mr. Reid S. Hooper
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549

Re:      NewMarket Technology, Inc.
         Definitive Information Statement on Schedule 14C
         Filed November 4, 2010
         File No. 000-27917

Dear Mr. Hooper:

In response to your letter dated, November 9, 2010, regarding the above referenced filing of NewMarket Technology, Inc. (the Company), we are submitting this amendment on Schedule 14C . We believe this amendment should solve the problems raised in your comments.

General

1. We note you recently amended your Articles of Incorporation in June 2010 to increase the authorized common shares of NewMarket Technology, Inc. form three hundred million (300,000,000) to two billion (2,000,000,00). In your DEF 14C filed on June 4, 2010, we note disclosure that you had 299,920,866 shares of common stock issued and outstanding. Please revise to explain in detail with the Information Statement the substantial increase in the amount of issued and outstanding shares of common stock since June 1, 2010.

         We have revised the Definitive 14C, to include a paragraph on page 6, to explain that not only has the Company recently increased is authorized common shares, but that it had also issued a significant number of shares in connection with the conversion of shares of its Series J Convertible Preferred Shares.

2. We note disclosure on page three of the Definitive Information Statement filed on November 4, 2010 that you believe the recent share price of you common stock has had a negative effect on the marketability of the existing shares and impairs the potential ability of the company to raise capital by issuing new shares due to the low price. In addition, we note disclosure on page five that you believe the reverse split will be advantageous "to us and all shareholders, because it may provide the opportunity for higher share prices based upon fewer shares." Given the recent time period since you increased the amount of authorized common stock and the subsequent issuance of hundreds of millions of common shares, please explain in detail why you believe a reverse stock split of the issued and outstanding common stock on a one (1) for two-hundred (200) basis is beneficial to your shareholders at this time. Please include discussion related to the drastic decrease in the price per share of your common stock since June 2010.

         We have added additional disclosure to the Definitive 14C, on page 6 to explain the benefit of marketability of the common stock for the existing shareholders and details regarding the decrease in the share price.

3. Revise to specifically discuss any plans to apply for your common stock to be listed on NASDAQ. Discuss why you believe the Company would not meet current NASDAQ listing requirements. Also discuss the "NASDAQ structural requirements" and clarify why you believe, even with the proposed reverse stock split, the company would not meet "NASDAQ criteria."

         We have removed such disclosure.


If you can review these documents, and let us know if they are satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention to this matter.



                                   Sincerely,



                                                      /s/ Michael A. Littman
                                                     Michael A. Littman
MAL:kjk